

June 12, 2020

Joseph Cammarata
Chief Executive Officer
Investview, Inc.
234 Industrial Way West, Ste. A202
Eatontown, New Jersey 07724

> **Re: Investview, Inc.**
> **Post-Effective Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed June 2, 2020**
> **File No. 333-236563**

Dear Mr. Cammarata:

We have reviewed your post-effective amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

General

1. Please amend your filing to include updated Executive Compensation disclosure for your most recently completed fiscal year. See Item 402 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lawrence R. Lonergan, Esq.